GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693   Fax: (604) 684-0642

RECEIVED
2005 SEP -7 P 5:22

September 2, 2005

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

05010970

SUPPL

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of August, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**Financial Statements and MD&A**	
(a)	Interim Financial Statements for the period ended June 30, 2005	August 15, 2005
(b)	Management Discussion and Analysis for the period ended June 30, 2005	August 15, 2005
2.	**News Releases**	
(a)	General Minerals Corporation Announces Drilling Program Plans at the Malku Khota Silver Project in Bolivia	August 29, 2005
(b)	General Minerals Corporation Announces the Sale of a Bloc of Esperanza Silver Corporation Common Shares	August 31, 2005
3.	**Filings with the Toronto Stock Exchange**	
(a)	All financial statements and MD&A referred to under Item 1	
(b)	All news releases referred to under Item 2	

General Minerals Corporation

2005 Second Quarter Report


Cu


Au


Ag

Exploring New Opportunities

Second Quarter 2005 Report to Shareholders

DEAR FELLOW **SHAREHOLDERS**

Following our very successful First Quarter when I was able to report that we had secured four joint venture agreements on our properties I am pleased to report that all four partners immediately set to work exploring the properties and expect to be drilling before year's end. Our partners include, Teck Cominco at Monitor (copper-silver) (USA), Phelps Dodge at Escalones (copper-gold-molybdenum) (Chile), Apex Silver at Malku Khota (silver) (Bolivia), and BHP Billiton at Dragoon (copper-molybdenum) (USA). We expect the first drilling to take place at the Malku Khota silver target in August. As I mentioned in the last Quarter's letter, these successes flow from focusing our efforts since late 2002 on acquiring properties with discovery potential and completing early stage exploration to define drill target concepts. We then sought prospective partners, showed them our results to-date, negotiated terms and completed option agreements on the four properties. We are continuing to follow this strategy and I am hopeful that we may be able to report further joint ventures in the future on other properties within the portfolio.

In late May we announced that Phelps Dodge's Chilean subsidiary, Minera Aurex (Chile) Limitada had elected to conduct further exploration at the Escalones copper-gold porphyry prospect following their initial survey work. Aurex had completed its own initial exploration of the property during March and April of this year. The focus during this phase was the completion of a geophysical Induced Polarization ("IP") survey. Aurex ran approximately 12 kms of IP and located a strong response in an area of approximately 1,000 by 500 metres located in the NW segment of the property approximately 1,000 metres to the west of the majority of the earlier drilling. Their present plan is to drill three deep holes in the area of the anomaly later in the year when the snow has cleared. The target is the "porphyry copper" related to the skarn which we drilled previously. Assuming a typical Chilean winter I expect that drilling will commence sometime in November.

Following the Phelps Dodge/Escalones news we announced on June 6 that Apex Silver had completed a substantial program of surface and underground sampling at the Malku Khota project in Bolivia and confirmed the existence of a large area of disseminated silver mineralization previously defined by GMC. Apex collected a total of 1,111 surface and underground samples. This initial program focused on Limosna Hill where they have defined a silver anomaly that measures approximately 1.4 kms long by a varying width of approximately 30 to 180 metres within the host sandstone. In a very positive development, underground sampling within old tunnels in this zone returned a composited average value of 395 gpt silver over a true width of approximately 130 metres. Within this interval there were 90 metres with an average grade of 446 gpt and 30 metres with an average grade of

580 gpt. Values varied from a low of 29 gpt silver to a high of 4,300 gpt silver. These values were then composited and reduced to the approximate "true width" of the mineralization which gave the result reported above. The zone discussed is only a small part of the entire surface anomaly initially defined by us. Apex Silver is now preparing its drilling program at Malku Khota which is expected to begin sometime in August.

The Company is establishing a subsidiary in Sonora Northern Mexico and has staked six properties covering approximately 9,500 hectares. Some initial results are very encouraging with large copper, gold-bearing "porphyry related" tourmaline breccias being mapped at one site. Grab samples have assayed up to 4 gpt gold and with anomalous copper values. We moved into northern Mexico because the good "porphyry copper" geology does not stop at the US border with Mexico and because we were fortunate enough to be able to put together a team experienced in the geology of the region headed up by Dr. William A. Rehrig. Dr. Rehrig has had exploration experience and success in the state of Sonora, Mexico where we are currently focusing our efforts.

In Afghanistan the mining law has now been written and we are moving forward with applying for leases on properties we consider of interest. There is a good chance of substantial progress by the end of the year.

On the financial side of the Company we remain in very good shape with a cash position of $8.2 million at the end of the Second Quarter. Three hundred and twenty five thousand warrants were exercised at the end of the Quarter which we believe is further testimonial that these individuals feel positive about the Company, its direction and the progress that we are making.

The second half of the year should prove to be a very exciting and constructive period for the Company with four major corporations drilling our properties, on all of which we have already located interesting mineralization at surface or in prior drill holes. I thank you for your continuing support and our staff for their dedication to our mission of mineral exploration discovery.

Sincerely,

/s/ Ralph Fitch

Ralph Fitch
President

Management's Discussion and Analysis of Financial Position and Results of Operations

General

The following information, prepared as of August 5, 2005, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the six months ended June 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2004 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company has carried out reconnaissance in North and South America and has acquired a number of properties on which it has carried out basic exploration and produced reports, including four National Instrument 43-101 reports. To date, the Company has signed over forty confidentiality agreements for the purpose of showing the various properties to prospective joint venture partners and in early 2005 has successfully optioned four of its properties to partners.

These properties include the Monitor copper-silver property located in Arizona, which has been optioned to a subsidiary of Teck Cominco Limited; the Malku Khota silver-gold property located in west central Bolivia which has been optioned to a subsidiary of Apex Silver Mines Ltd. ("Apex"); the Escalones porphyry copper prospect located in central Chile which has been optioned to a subsidiary of Phelps Dodge Corporation; and the Dragoon porphyry copper property located in southern Arizona which has been optioned to BHP Billiton.

During the quarter, Phelps Dodge completed its own initial exploration of the Escalones property. The focus during this phase was the completion of a geophysical Induced Polarization ("IP") survey. Phelps Dodge ran approximately 12 kilometres of IP and located a strong response in the northwest segment of the property approximately 1,000 metres to the west of the majority of the previous drilling on the property. Phelps Dodge's present plan is to drill three deep holes to test a porphyry copper target related to the skarn mineralization drilled previously by the Company.

During the quarter, Apex completed a substantial program of surface and underground sampling at the Malku Khota project and confirmed the existence of significant disseminated silver mineralization. A total of 1,111 surface and underground samples were collected. Results of the sampling were published in the Company's News Release dated June 6, 2005. Apex is now preparing its drilling program at Malku Khota which is expected to commence during August.

Results of Operations

- Six month results

During the six months ended June 30, 2005, the Company reported a net loss of $1,954,007 ($0.22 per share) compared to a loss of $2,230,043 ($0.25 per share) reported in the six months ended June 30, 2004. The 2005 loss includes a non-cash writedown of $1,480,000 (2004 - $1,840,000) in respect of the carrying value of the Company's investments.

During the second quarter, the Company wrote down the investment in Esperanza Silver Corporation ("Esperanza") to its estimated realizable value as at June 30, 2005, recognizing a loss of $1,480,000. The Company's policy is to record its long-term investments at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. In the comparative period in 2004, the Company wrote down its investment in Esperanza by $1,840,000.

General and administrative expenses increased from $577,129 to $704,016. Significant variances include professional fees in respect of accounting, legal and tax services provided which increased to $236,433 from $155,107 in 2004. During the 2005 period, the Company received professional advice in respect of various corporate initiatives and completed a number of regulatory filings. Other increases included shareholder information expense which increased to $115,292 from $69,332 as management increased its promotional presence, including visits to a number of brokers and potential investors in Toronto and Vancouver. Office and miscellaneous expense increased from $112,423 to $140,200 as the Company opened its office in Denver, USA part way through the comparative period. These variances were offset by a decrease in consulting expense from $39,722 to $7,922, as certain consulting fees incurred in South America have been deferred and charged to properties in 2005. Wages and benefits were $118,195 in 2005 and $107,463 in 2004. It is expected that 2005 administrative costs will continue at current levels.

During the six months ended June 30, 2005, the Company contracted a number of consulting geologists and accelerated its program of reconnaissance activity in the U.S., Mexico and South America, incurring reconnaissance expense of $392,347 (2004 - $5,164). This program has identified a number of areas of interest, which management intends to follow up with a view to acquiring additional properties.

During the second quarter, the Company incurred stock-based compensation expense of $148,254 (2004 - $nil) representing non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

The 2005 operating results include a foreign exchange gain of $25,646 (2004 - $26,108) which resulted from the slight weakening of the Canadian dollar during the period in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $91,806 (2004 - $57,116) in interest income earned on the Company's short term investments. During 2005, the Company sold its remaining investment in Lumina Copper Corporation ("Lumina"), recognizing a gain of $636,196. A 2004 gain of $101,411 was in respect of the disposal of a drill rig in South America.

- Three month results

During the second quarter ended June 30, 2005, the Company reported a net loss of $2,138,306 ($0.24 per share) compared to a loss of $2,006,200 ($0.22 per share) reported in the quarter ended June 30, 2004. The 2005 loss included the aforementioned $1.48 million (2004 - $1.84 million) writedown of investments.

General and administrative expense for the quarter increased to $411,501 from $292,515 incurred in the previous quarter due to an increase in overall corporate activity, including costs associated with the 2005 annual general meeting and annual report.

Capital Expenditures

Total exploration spending decreased from $920,494 in the six months ended June 30, 2004 to $482,998 in the six months ended June 30, 2005. A further $101,643 (2004 - $34,332) was incurred in respect of equipment purchases. The focus in 2004 was in acquiring properties and conducting preliminary exploration programs; in 2005, this focus shifted to showing the various properties to prospective joint venture partners. Accordingly the level of deferred exploration expenditures by the Company has decreased. The 2005 deferred expenditures included $238,443 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totaled $222,095 and included $57,295 incurred on the Dragoon property; $53,317 incurred at Markham Wash; and $36,407 incurred on the Oro property. A total of $62,920 was incurred in Bolivia, and $182,735 was incurred on the Escalones property in Chile, including $129,732 in land payments. These land payments included US$100,000 which was reimbursed by the Company's joint venture partner subsequent to June 30, 2005.

During 2005, the Company successfully optioned four of its properties to partners. The Company received the first cash option payment of $43,173 (US$35,000) in respect of the Monitor option agreement; and the first cash option payment of $62,012 (US$50,000) in respect of the Escalones option agreement.

During the first quarter of 2005, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina being 720,400 shares for proceeds of $4,847,996.

Summary of Quarterly Results (unaudited)

Three months ended	June 30, 2005	March 31, 2005	Dec 31, 2004	Sept 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$202,123	$175,690	$310,912	$345,910	$580,731	$339,764	$218,123	$53,144
Net earnings (loss)	($2,138,306)	$184,299	($345,253)	($734,281)	($2,006,200)	($223,843)	($1,591,735)	($1,842,884)
Net earnings (loss) per share (Basic and diluted) (1)	($0.24)	$0.02	($0.04)	($0.08)	($0.22)	($0.03)	($0.22)	($0.27)

(1) The basic and diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The loss for the quarter ended June 30, 2005 includes a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina. The net loss for the quarter ended September 30, 2004 includes a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 includes a writedown of the Company's investment in Esperanza amounting to $1,840,000. The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses incurred on the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively.

Financing Activities

During the period, the Company raised $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share. During the comparative six months ended June 30, 2004, the Company raised $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the six months ended June 30, 2005 resulted in a net cash inflow of $2,314,260. As at June 30, 2005, the Company is in a strong financial position with cash and working capital of $8.2 million. The Company also holds long-term investments which as at June 30, 2005 had a quoted value of $1.7 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at June 30, 2005:

		Payments Due by Period	
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$37,000	$19,900	$17,100

Transactions with Related Parties

The Company entered into the following transactions with related parties during the period.

During the six months ended June 30, 2005, legal fees totaling $67,421 (2004 - $43,392) were charged by a legal firm in which a director is a partner. As at June 30, 2005 an amount of $16,439 remained as an account payable.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A and include the carrying values of mining claims and deferred exploration, investments, and goodwill.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $2,254,660 as at June 30, 2005. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

The Company's long-term investments are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. During the second quarter, the Company's investment in Esperanza was written down to its June 30, 2005 quoted value of $1.68 million, reflecting an impairment in value.

During 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. ("AMI") and Foundation Resources Ltd. ("Foundation"). Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired three early stage properties. Management reviews the carrying value attributed to the goodwill on a quarterly basis and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, Chile, Afghanistan, and Mongolia. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,262,577 common shares as August 5, 2005 for a net consideration of $61,194,234.

Outstanding options, warrants, and convertible securities as at August 5, 2005:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,068,000	$1.69 to $2.05	June 25, 2008
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	424,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date if the closing price of the Company's common shares exceeds $4.50 per share for 20 consecutive trading days.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Outlook

The Company is in a strong financial position with cash as at June 30, 2005 of $8.2 million.

In the first four months of 2005, in accordance with its business plan, the Company optioned four of its properties to partners: the Monitor copper-silver property in Arizona; the Malku Khota silver-gold property in Bolivia; the Escalones copper property in Chile; and the Dragoon copper property in Arizona. A number of other properties are currently being reviewed by prospective partners and management anticipates entering into further option agreements during the remainder of 2005.

At Malku Khota, Apex has commenced exploration and is planning a drill program for August. Apex is currently developing the San Cristobal silver-lead-zinc project located in southwestern Bolivia.

In the Monitor joint venture, Teck Cominco has committed to incur at least US$250,000 in exploration expenditures within one year. The Monitor target includes a large porphyry copper deposit.

At Escalones, Phelps Dodge is planning a drill program which is expected to take place in the fourth quarter.

The Company will also continue to conduct reconnaissance exploration with a view to acquiring additional properties during 2005. The goal is to acquire properties and add to the existing information base on those properties so that they are attractive to majors. Management is carrying out reconnaissance in Mexico and Peru, as well as the ongoing reconnaissance in Bolivia, Chile and the United States.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at **www.generalminerals.com.**

GENERAL MINERALS CORPORATION

Consolidated Balance Sheets

As at June 30, 2005

(Unaudited – expressed in Canadian dollars)

	June 30, 2005	December 31, 2004
	$	$
Assets		
Current assets		
Cash and cash equivalents	**8,231,755**	5,917,495
Prepaids and other	**67,581**	78,426
Investments *(note 2)*	-	2,611,800
	8,299,336	8,607,721
Investments *(note 2)*	**1,680,000**	3,160,000
Mining properties and equipment		
Mining claims and deferred exploration *(note 3)*	**2,254,660**	1,876,847
Reclamation deposit	**18,925**	18,925
Equipment *(note 4)*	**120,448**	30,862
	2,394,033	1,926,634
Goodwill	**234,800**	234,800
	12,608,169	13,929,155
Liabilities		
Current liabilities		
Accounts payable	**120,900**	107,614
Minority interest	**200,153**	229,172
	321,053	336,786
Shareholders' Equity		
Capital stock *(note 5)*		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
9,262,577 (2004 - 8,937,577) common shares	**61,194,734**	60,694,234
Fair value of options and warrants	**817,708**	669,454
Deficit	**(49,725,326)**	(47,771,319)
	12,287,116	13,592,369
	12,608,169	13,929,155

On Behalf of the Board

/s/ Michael Winn — /s/ Murray Sinclair

Michael Winn
Director

Murray Sinclair
Director

GENERAL MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

For the six months ended June 30, 2005

(Unaudited – expressed in Canadian dollars)

	Three Month Period Ended June 30, 2005	Three Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2005	Six Month Period Ended June 30, 2004
	$	$	$	$
General and administrative expenses				
Consulting	5,169	4,276	7,922	39,722
Directors' fees	21,500	17,500	38,000	32,000
Filing fees and transfer agent	3,157	15,185	22,741	36,778
Office and miscellaneous	96,809	79,127	140,200	112,423
Professional fees	122,840	95,537	236,433	155,107
Shareholder information	88,876	65,060	115,292	69,332
Travel and promotion	8,048	10,775	25,233	24,304
Wages and benefits	65,102	38,438	118,195	107,463
	(411,501)	(325,898)	(704,016)	(577,129)
Other income and (expenses)				
Depreciation and amortization	(8,202)	(1,721)	(12,057)	(2,585)
Foreign exchange gain	83,969	36,418	25,646	26,108
Gain on asset disposals	-	101,411	-	101,411
Gain on disposal of investments	-	-	636,196	-
Interest and other income	57,384	18,554	91,806	57,116
Reconnaissance expense	(245,101)	(5,164)	(392,347)	(5,164)
Stock-based compensation expense	(148,254)	-	(148,254)	-
Writedown of investments	(1,480,000)	(1,840,000)	(1,480,000)	(1,840,000)
Minority interest	13,399	10,200	29,019	10,200
Net loss for the period	(2,138,306)	(2,006,200)	(1,954,007)	(2,230,043)
Deficit – beginning of period	(47,587,020)	(44,685,605)	(47,771,319)	(44,461,762)
Deficit – end of period	(49,725,326)	(46,691,805)	(49,725,326)	(46,691,805)
Basic and diluted loss per share	(0.24)	(0.22)	(0.22)	(0.25)
Weighted average shares outstanding	8,962,632	8,937,577	8,950,174	8,932,322

GENERAL MINERALS CORPORATION

Consolidated Statements of Cash Flows

For the three months ended June 30, 2005

(Unaudited – expressed in Canadian dollars)

	Three Month Period Ended June 30, 2005	Three Month Period Ended June 30, 2004	**Six Month Period Ended June 30, 2005**	Six Month Period Ended June 30, 2004
	$	$	**$**	$
Cash flows from operating activities				
Net loss for the period	**(2,138,306)**	(2,006,200)	**(1,954,007)**	(2,230,043)
Items not affecting cash				
Depreciation and amortization	**8,202**	1,721	**12,057**	2,585
Gain on disposal of investments	-	-	**(636,196)**	-
Minority interest	**(13,399)**	(10,200)	**(29,019)**	(10,200)
Stock-based compensation expense	**148,254**	-	**148,254**	-
Writedown of investments	**1,480,000**	1,840,000	**1,480,000**	1,840,000
	(515,249)	(174,679)	**(978,911)**	(397,658)
Changes in non-cash operating working capital				
Decrease in prepaids and other	**23,036**	61,844	**10,845**	14,369
Increase (decrease) in payables	**(3,016)**	(57,942)	**13,286**	(5,582)
	(495,229)	(170,777)	**(954,780)**	(388,871)
Cash flows from investing activities				
Expenditures for mining properties and equipment	**(356,767)**	(615,062)	**(584,641)**	(954,826)
Option payments received for mining claims	**62,012**	-	**105,185**	-
Cash acquired on acquisition of subsidiaries	-	-	-	10,000
Purchase of investments	-	-	**(1,600,000)**	-
Proceeds on disposal of investments	-	-	**4,847,996**	-
	(294,755)	(615,062)	**2,768,540**	(944,826)
Cash flows from financing activities				
Proceeds from issue of capital stock	**500,500**	-	**500,500**	30,800
	500,500	-	**500,500**	30,800
Change in cash and cash equivalents	**(289,484)**	(785,839)	**2,314,260**	(1,302,897)
Cash and cash equivalents - beginning of period	8,521,239	6,693,291	5,917,495	7,210,349
Cash and cash equivalents – end of period	8,231,755	5,907,452	8,231,755	5,907,452
Supplemental cash flow information				
Minority interest on acquisition of subsidiaries	-	-	-	254,800
Goodwill on acquisition of subsidiaries	-	-	-	(234,800)
Receivables acquired on acquisition of subsidiaries	-	-	-	(10,000)

GENERAL MINERALS CORPORATION

Consolidated Schedule of Deferred Exploration Expenditures

For the six months ended June 30, 2005

(Unaudited – expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Mexico Properties	Total
	$	$	$	$	$	$
Balance at December 31, 2004	**1,156,397**	**497,175**	**186,943**	**36,332**	**-**	**1,876,847**
Land payments *(note 9)*	89,509	13,234	129,732	1,910	4,058	238,443
Laboratory	3,918	-	-	4,282	-	8,200
Field supplies	529	139	401	-	105	1,174
Consulting and supervision	25,989	26,069	38,419	-	-	90,477
Maps and reproduction	104	15,621	286	-	-	16,011
Surveying	3,606	-	33	-	-	3,639
Geological consulting	73,288	5,491	10,756	3,101	1,171	93,807
Geophysical	7,779	-	606	-	-	8,385
Travel and accommodation	17,373	2,366	2,502	221	400	22,862
	222,095	62,920	182,735	9,514	5,734	482,998
Less: Option payments received	(43,173)	-	(62,012)	-	-	(105,185)
	178,922	**62,920**	**120,723**	**9,514**	**5,734**	**377,813**
Balance at June 30, 2005	**1,335,319**	**560,095**	**307,666**	**45,846**	**5,734**	**2,254,660**

For the six months ended June 30, 2005

(Unaudited – expressed in Canadian dollars)

1. Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2004. They do not include all the disclosures required by generally accepted accounting principles, and should be read in conjunction with the most recent annual financial statements of the Company.

2. Investments

	June 30, 2005	Dec. 31, 2004
4,000,000 common shares of Esperanza Silver Corporation (market value $1,680,000 (Dec. 31, 2004 - $1,880,000))	**$1,680,000**	$3,160,000
4,000,000 warrants of Esperanza Silver Corporation, exercisable at $1.05 per share on or before December 23, 2005	-	-
Nil (Dec. 31, 2004 - 220,400) common shares of Lumina Copper Corp. (market value $nil (Dec. 31, 2004 - $1,267,300))	-	991,800
Nil (Dec. 31, 2004 - 500,000) warrants of Lumina Copper Corp., exercisable at $3.20 per share on or before December 19, 2007	-	1,620,000
	1,680,000	5,771,800
Less: current portion	-	(2,611,800)
	$1,680,000	$3,160,000

During the six months ended June 30, 2005, the Company disposed of its remaining interest in Lumina Copper Corp., being 220,400 shares and 500,000 warrants, for net proceeds of $3,247,996. The Company recognized a gain of $636,196 on this disposal.

During the six months ended June 30, 2005, management reviewed the carrying value of the Company's investments and wrote down the investment in Esperanza Silver Corporation by $1,480,000 to reflect an impairment in value.

3. Mining Claims and Deferred Exploration

	June 30, 2005	Dec. 31, 2004
Diamante Azul, Bolivia	$ 103,012	$ 103,012
Dragoon, U.S. (d)	227,754	170,459
Escalones, Chile (c)	307,666	186,943
Gold Coin, U.S.	229,066	221,450
Gold Hill, U.S.	138,509	116,954
Laurani, Bolivia	185,624	166,251
Malku Khota, Bolivia (b)	271,462	227,378
Markham Wash, U.S.	300,239	246,922
Monitor, U.S. (a)	229,100	254,505
Oro, U.S.	183,048	146,641
Other properties	79,180	36,332
	$ 2,254,660	$ 1,876,847

(a) During the six months ended June 30, 2005, the Company entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the terms of the option agreement, TCAI has the exclusive rights to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years, of which US$250,000 is a guaranteed commitment in the first year. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

(b) During the six months ended June 30, 2005, the Company entered into an agreement with Apex Silver Mines Ltd. (Apex) and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the terms of the agreement, SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period.

To complete its initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months, of which US$250,000 is a guaranteed commitment in the first nine months. In addition, the agreement calls for payments of US$75,000 on or before nine months of signing the agreement and an aggregate total of a further US$175,000 over the next three years to maintain the option.

Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest (for an aggregate 70% interest) by expending a further US$7,000,000.

(c) During the six months ended June 30, 2005, the Company entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile. Under the terms of the agreement Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn-in period.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company a total US$250,000 in five equal annual instalments, of which US$50,000 has been paid to June 30, 2005, to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an additional 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

(d) During the six months ended June 30, 2005, the Company entered into a letter agreement with BHP Billiton whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon porphyry copper property located in southern Arizona. Under the terms of the agreement, BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over the five year earn-in period.

To complete its initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years, of which US$100,000 is a guaranteed commitment in the first year. In addition, the agreement calls for payments of US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest (for an aggregate 60% interest) by expending a further US$1,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

4. Equipment

	June 30, 2005			Dec. 31, 2004
	Cost	Accumulated amortization	Net book value	Net book value
Equipment	$ 71,798	$ 60,654	$ 11,144	$ 5,733
Computer hardware	147,140	121,249	25,891	25,129
Computer software	3,365	1,239	2,126	-
Vehicles	84,943	3,656	81,287	-
	$ 307,246	$ 186,798	$ 120,448	$ 30,862

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2004	8,937,577	$60,694,234
Issuance of common shares on exercise of warrants	325,000	500,500
Balance, June 30, 2005	9,262,577	$61,194,734

Stock options

During the six months ended June 30, 2005, the Company granted stock options under the terms of its Stock Option Plan ("Plan"). The schedule of stock option activity under the Plan is as follows:

	Number of shares	Weighted average exercise price
		$
Balance, December 31, 2004	787,000	3.45
Options granted	220,000	1.75
Balance, June 30, 2005	1,007,000	3.08

Options granted under the Plan are recorded as a charge to operations and a credit to fair value of options and warrants over the vesting period. During the six months ended June 30, 2005, an amount of $148,254 (2004 - $nil) was charged to operations.

The fair values of options have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows: average risk-free interest rate – 3.2%; expected life – 5 years; expected volatility – 70%; dividend yield – nil.

The following table summarizes information about stock options outstanding as at June 30, 2005.

	Options outstanding			Options exercisable	
Range of exercise price	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$			$		$
0.85 to 5.00	922,000	4.0	1.68	837,000	1.67
5.01 to 10.00	45,000	0.3	10.00	45,000	10.00
10.01 to 20.00	-	-	-	-	-
20.01 to 30.00	40,000	0.3	27.50	-	-
0.85 to 30.00	1,007,000	3.7	3.08	882,000	2.10

Share warrants

	Number of shares	Weighted avaerage exercise price
		$
Balance, December 31, 2004	4,393,000	2.55
Warrants exercised	(325,000)	1.54
Balance, June 30, 2005	4,068,000	2.70

The following table summarizes information about warrants outstanding and exercisable at June 30, 2005.

Warrants	Exercise Price	Expiry
	$	
2,000,000	3.75	December 11, 2006
2,068,000	1.69 to 2.05	June 25, 2008
4,068,000		

6. Related Party Transactions

During the six months ended June 30, 2005, legal fees totaling $67,421 (2004 - $43,392) were charged by a legal firm in which a director is a partner. As at June 30, 2005 an amount of $16,439 remained as an account payable.

7. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at June 30, 2005 and December 31, 2004 includes:

Identifiable Assets	**June 30, 2005**	December 31, 2004
	$	$
Canada	**7,998,177**	4,349,482
United States	**1,544,337**	1,233,983
Bolivia	**604,041**	552,916
Chile	**371,730**	218,709
Caribbean	**1,987,175**	7,527,147
Other	**102,709**	46,918
Total Assets	**12,608,169**	13,929,155

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
year ending December 31, 2005	9,900
year ending December 31, 2006	20,300
year ending December 31, 2007	6,800

9. Subsequent Event

Subsequent to June 30, 2005, Aurex reimbursed a US$100,000 land payment made by the Company during the period in respect of the Escalones property, Chile.

GENERAL MINERALS CORPORATION

Corporate Directory

Directors

Ralph G. Fitch
Denver, Colorado

Lawrence A. Dick
West Vancouver, British Columbia

Tina Woodside
Toronto, Ontario

Murray Sinclair
Vancouver, British Columbia

Michael Winn
Laguna Beach, California

Terry Lyons
Vancouver, British Columbia

Officers

Ralph G. Fitch
Chairman, President and CEO

William Filtness
Chief Financial Officer

Felipe Malbran
Vice President, Exploration, South America

Randall L. Moore
Vice President Exploration, North America

Richard K. Doran
Vice President, Investor Relations

Corporate Information

Comments and questions about General Minerals Corporation are welcome and should be directed to:

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, BC V6C 3B6

Tel: 604-684-0693
Fax: 604-684-0642
E-mail: gmc@generalminerals.com
Website: http://www.generalminerals.com

Offices

Registered Office
700-2nd Street SW
Suite 1400
Calgary, Alberta T2P 4V5

4201 East Yale Ave.
Suite 230
Denver, CO 80222

Padre Mariano 10
Suite 408
Santiago, Chile

Stock Exchange Listing

Shares Authorized: Unlimited
Shares Outstanding: 9.3 million
The Toronto Stock Exchange: TSX
Trading Symbol: GNM

Solicitors

Gowling Lafleur Henderson LLP
Suite 5800
Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Z7

Auditors

PricewaterhouseCoopers LLP
250 Howe St.
Suite 700
Vancouver, BC V6C 3S7

Registrar & Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

General Minerals Corporation

880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

Printed in Canada

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-07

General Minerals Corporation Announces Drilling Program Plans at the Malku Khota Silver Project in Bolivia

August 29, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that drill pads are being prepared at the Malku Khota silver project in west central Bolivia by SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd. (collectively "Apex Silver"). The drill pads are in preparation of a drill program that will consist of up to 2,500 metres of diamond core drilling in up to eleven drill holes. The drilling program may be reduced or expanded depending on the initial results. This initial program will focus on the Limosna Hill area where GMC previously reported a zone of interest with 1.4 kms of strike within the host sandstone unit. Within this zone, samples from within a series of old tunnels averaged 395 gpt silver over 130 metres true width which were reported on June 6, 2005 (see GMC PR05-06).

Drill pads are presently being prepared by Apex Silver and assuming that no difficulties or delays are encountered drilling should commence by mid-September.

Ralph Fitch, President and CEO of GMC, stated "This is a significant exploration event for the Company and we look forward to reporting the results from the drill program. The Company is entering into a very positive and exciting period with the drilling at Malku Khota by Apex commencing next month and the planned drilling over the next several months by Teck Cominco at GMC's Monitor copper-silver project in Arizona, by BHP Billiton at the Company's Dragoon copper-molybdenum project also in Arizona and by Phelps Dodge at GMC's Escalones copper-gold-molybdenum project in Chile."

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia and one in Chile. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to other companies: Malku Khota (Bolivia) with SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd.; Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; Monitor (USA) with Teck Cominco Ltd.; and Dragoon (USA) with BHP Billiton. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

Certain statements contained herein constitute "forward-looking statements". Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions. These forward-looking statements are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations, if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes

no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-08

General Minerals Corporation Announces the Sale of a Bloc of Esperanza Silver Corporation Common Shares

August 31, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") announced today that it has disposed of 3,257,500 common shares of Esperanza Silver Corporation ("Esperanza") for proceeds of approximately $1,140,000. GMC had originally acquired 4,000,000 common shares and 4,000,000 share purchase warrants of Esperanza in December of 2003 in respect of the sale of the Atocha silver property in Bolivia to Esperanza (see GMC PR03-15, Dec. 24, 2003). GMC continues to hold 742,500 common shares and 4,000,000 warrants of Esperanza.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia and one in Chile. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to other companies: Malku Khota (Bolivia) with SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd.; Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; Monitor (USA) with Teck Cominco Ltd.; and Dragoon (USA) with BHP Billiton. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com